UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager Documentation & Corporate Secretary Department
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

MUFG Announces Early Tender Results of Debt Tender Offers

Japan, March 12, 2018 — Mitsubishi UFJ Financial Group, Inc. (“MUFG”) announced today the early results of its previously announced partial cash tender offers for the debt securities listed below (the “Notes”). The tender offers are being made on the terms and subject to the conditions set forth in MUFG’s Offer to Purchase, dated February 26, 2018.

The principal amounts of the Notes listed in the table below were validly tendered and not validly withdrawn at or prior to 5:00 p.m., New York City time, on March 9, 2018 (the “Early Tender Date”). The Early Tender Date was not extended, and those tendered Notes may no longer be withdrawn.

Title of Security	CUSIP Number	Outstanding Principal Amount	Aggregate Principal Amount Tendered (a)	Maximum Series Tender Cap (b)	U.S. Treasury Reference Security	Bloomberg Reference Page	Fixed Spread	Early Tender Payment (c)(d)	Total Consideration (c)(d)
2.95% Senior Notes due March 1, 2021	606822 AA2	$3,100,000,000	$2,046,101,000	$850,000,000	2.25% U.S. Treasury Notes due 02/15/2021	FIT1	+35 bps	$50.00	To be determined as set forth herein
Floating Rate Senior Notes due March 1, 2021	606822 AB0	$900,000,000	$261,029,000	$150,000,000	—	—	—	$50.00	$1,048.75

(a)	As reported by D.F. King & Co., Inc., the tender and information agent for the tender offers.
(b)	The Maximum Series Tender Cap is the maximum aggregate principal amount of the applicable series of Notes to be purchased by MUFG.
(c)	Per $1,000 principal amount.
(d)	The Total Consideration payable for each $1,000 principal amount of the Notes validly tendered at or prior to the Early Tender Date and accepted for purchase by MUFG includes the applicable Early Tender Payment. In addition, holders whose Notes are accepted for purchase by MUFG will also receive accrued interest on such Notes.

Because the aggregate principal amount of each series of Notes that were validly tendered and not validly withdrawn at or prior to the Early Tender Date exceeded the applicable Maximum Series Tender Cap, MUFG intends to purchase such Notes on a prorated basis using a proration factor of approximately 42.5% for the 2.95% Senior Notes due March 1, 2021 (the “Fixed Rate Notes”) and a proration factor of approximately 58.9% for the Floating Rate Senior Notes due March 1, 2021 (the “Floating Rate Notes”). After proration is applied, each holder will have a fraction of the principal amount of validly tendered Notes purchased, rounded down to the nearest $1,000 principal amount equal to or in excess of $200,000 to avoid the purchase of Notes in a principal amount less than $200,000 and other than in multiples of $1,000 in excess thereof. MUFG will not accept any tender of Notes that would result in Notes in a principal amount of less than $200,000 being returned to the holder after proration.

The tender offers will expire at 11:59 p.m., New York City time, on March 23, 2018. However, because the tender offers were fully subscribed as of the Early Tender Date, MUFG does not intend to accept for purchase any Notes tendered subsequent to the Early Tender Date. All Notes not accepted for purchase will be promptly returned or credited to the respective holders’ accounts.

Holders who validly tendered their Notes at or prior to the Early Tender Date and accepted for purchase will receive the Total Consideration (which includes the Early Tender Payment) set forth in the table above. The Total Consideration to be paid per $1,000 principal amount of Fixed Rate Notes will be determined at 11:00 a.m., New York City time, on March 12, 2018, in the manner described in the Offer to Purchase by reference to the Fixed Spread specified in the table above plus the applicable yield to maturity based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the table above. The Total Consideration to be paid per $1,000 principal amount of Floating Rate Notes is the amount set forth in the table above.

The holders of the Notes purchased will also receive accrued and unpaid interest from the last interest payment date applicable to the relevant series of Notes up to, but not including, the Early Settlement Date, which is expected to be March 14, 2018, when payment for the Notes that are validly tendered prior to or at the Early Tender Date and that are accepted for purchase is expected to be made.

On March 2, 2018, MUFG completed an SEC-registered offering of senior unsecured notes on terms and conditions satisfactory to MUFG. MUFG’s obligation to accept for purchase and to pay for the Notes validly tendered in the tender offers is subject to the satisfaction or waiver of the remaining conditions described in the Offer to Purchase.

Information Relating to the Tender Offers

Morgan Stanley & Co. LLC and MUFG Securities Americas Inc. are acting as the dealer managers for the tender offers. D.F. King & Co., Inc. is the information agent and the tender agent for the tender offers.

Questions regarding the tender offers may be directed to: Morgan Stanley & Co. LLC at (800) 624-1808 (U.S. toll free) or (212) 761-1057 (collect), or MUFG Securities Americas Inc. at (877) 744-4532 (U.S. toll free) or (212) 405-7481 (collect). The Offer to Purchase may be obtained from D.F. King & Co., Inc. by calling toll-free at (800) 859-8508 (bankers and brokers can call collect at (212) 269-5550) or e-mailing mufg@dfking.com.

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell the Notes or any other securities. MUFG is making the tender offers only by, and pursuant to, the terms of the Offer to Purchase. The tender offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of MUFG, the dealer managers, and the tender and information agent is making any recommendation in connection with the tender offers.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements. They are based on current expectations and projections about future events, and are therefore subject to risks and uncertainties which are outside of MUFG’s control and could cause actual results to differ materially from the future results expressed or implied by the forward looking statements. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “estimate(s),” “plan(s),” “should,” “intend(s),” “forecast(s),” “guidance,” “could,” “would” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on MUFG’s current understanding and assessment of relevant factors and reasonable assumptions about the future. They are subject to known and unknown risks and uncertainties, including, but not limited to, the deterioration of the Japanese and global economies, changes in borrower conditions, fluctuations in interest rates, foreign currency exchange rates, stock prices, commodities prices and real estate prices, legal proceedings, changes in the regulatory and competitive environment, malfunctions and deficiencies in MUFG’s IT systems, natural disasters, cyber-attacks and other external events, and difficulties in hiring and retaining qualified employees.

Given these uncertainties, investors are cautioned not to place undue reliance on forward-looking statements. Investors are also urged to carefully review and consider the various disclosures that MUFG makes, which attempt to advise interested parties of the factors that affect MUFG’s business, including the “Risk Factors” included in the Offer to Purchase and the reports MUFG files with, or furnishes to, the SEC from time to time, specifically MUFG’s annual report on Form 20-F and current reports on Form 6-K. Except as required by law, MUFG disclaims any intent or obligation to update publicly any forward-looking statements set forth in this press release, whether as a result of new information, future events or otherwise.

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Contact:
Mitsubishi UFJ Financial Group, Inc.
Financial Planning Division
+81-3-3240-6949

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